August 12, 2005
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
Interim Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
NiSource Inc.
801 E. 86th Ave.
Merrillville, IN 46410
File No. 70-10169
Gentlemen:
     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 30, 2003, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended June 30, 2005:
1.	The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale
          None
2.	The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.’s benefit plans or otherwise
          28,751
3.	If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror
          None
4.	The amount and terms of any long-term debt, preferred stock, preferred securities, equity-linked securities or short-term debt issued directly or indirectly by NiSource Inc.
          Please see Exhibit 1
5.	The maximum outstanding amount of all borrowings under or investments in the money pool by each money pool participant during the quarter, and the rate or range of rates charged on money pool borrowings and paid on money pool investments
          Please see Exhibit 2
6.	The number of shares of common stock issued by Columbia Energy Group to NiSource Inc. and the price per share paid
          None
7.	The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Energy Group to NiSource Finance Corp. or other financing subsidiary of NiSource Inc.
          None
8.	The number of shares of common stock issued by Columbia Gas of Maryland, Inc. to Columbia Energy Group and the price per share paid
          None

9.	The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Gas of Maryland, Inc. to Columbia Energy Group
                None
10.	The amount and terms of any financings consummated by any non-utility subsidiary that are not exempt under Rule 52
                None
11.	The name of the guarantor and of the beneficiary of any parent guarantee or non-utility subsidiary guarantee issued, and the amount, terms and purpose of the guarantee
                Please see Exhibit 3
12.	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into and identity of the parties to such instruments
                None
13.	The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary
                None
14.	A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing
Columbia Energy Group U-6B-2 filed on behalf of Columbia of Ohio Receivables Corporation on May 13, 2005.
Northern Indiana Public Service Company U-6B-2 filed on behalf of NIPSCO Receivables Corporation on May 13, 2005.
15.	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource Inc. and Columbia Energy Group, that has engaged in authorized financing transactions during the quarter
Please see the attached Exhibits 4 through 15 for balance sheets for NiSource Inc., Columbia Energy Group, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Inc., Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light, Inc., Columbia Gas of Kentucky, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc., Columbia Gas of Virginia, Inc. and Columbia Gas of Maryland, Inc.

Very truly yours, NiSource Inc.
By:	/s/ Jeffrey W. Grossman
Jeffrey W. Grossman
Vice President

Exhibit #1
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #4

	Amount Issued During	Amount Outstanding
	Second Quarter of 2005	June 30, 2005	Type of Debt
Company	(in thousands)	(in thousands)	or Security	Terms

NiSource Finance Corp.	—	—	Short-term Debt	Credit facility advances

NiSource Inc.*	—	3,787,016	Long-term Debt	Various maturity dates and weighted average interest rates

*	NiSource Inc. includes long-term debt issues made by NiSource Capital Markets, Inc. and NiSource Finance Corp.

     Exhibit #2
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #5

	Maximum Amount	Maximum Amount	Average Interest
	Outstanding During	Invested During	Rate During
Subsidiary (amounts in thousands)	Second Quarter of 2005	Second Quarter of 2005	Second Quarter of 2005

Bay State Gas Company	105,354	—	2.89%
Columbia Assurance Agency, Inc.	N/A	35	2.89%
Columbia Accounts Receivable Corporation	N/A	10,188	2.89%
Columbia Atlantic Trading Corporation	N/A	3,903	2.89%
Columbia Deep Water Services Company	—	520	2.89%
Columbia Electric Corporation	N/A	6,021	2.89%
Columbia Energy Services Corporation	83,613	—	2.89%
Columbia Energy Group	N/A	575,944	2.89%
Columbia Gulf Transmission Company	—	41,871	2.89%
Columbia Gas of Virginia, Inc.	1,451	29,920	2.89%
NiSource Insurance Corporation, Ltd.	N/A	807	2.89%
Columbia Gas of Kentucky, Inc.	—	45,016	2.89%
Columbia Gas of Maryland, Inc.	—	17,288	2.89%
CNS Microwave, Inc.	N/A	1,876	2.89%
Columbia Network Services Corporation	N/A	4,192	2.89%
Columbia Gas of Ohio, Inc.	—	344,146	2.89%
Columbia of Ohio Receivables Corp	—	473	2.89%
Columbia Gas of Pennsylvania, Inc.	—	86,152	2.89%
Crossroads Pipeline Co.	13,808	—	2.89%
NiSource Corporate Services Company	63,328	—	2.89%
NiSource Development Company, Inc.	185,941	—	2.89%
EnergyUSA, Inc.	33,473	—	2.89%
EnergyUSA, Inc. (MA)	—	1,707	2.89%
Kokomo Gas and Fuel Company	—	11,131	2.89%
NiSource Capital Markets. Inc.	N/A	5,722	2.89%
NI Energy Services, Inc.	47,958	—	2.89%
NiSource Energy Technologies, Inc.	18,915	—	2.89%
NiSource Finance Corp.	N/A	613,282	2.89%
NiSource Inc.	N/A	17,442	2.89%
Northern Indiana Fuel and Light Company, Inc.	—	23,987	2.89%
Northern Indiana Public Service Company	298,278	111,445	2.89%
NIPSCO Receivables Corporation	—	3,140	2.89%
NiSource Retail Services, Inc.	2,256	—	2.89%
Granite State Gas Transmission	7,992	—	2.89%
Northern Utilities, Inc.	—	10,834	2.89%
PEI Holdings, Inc.	117,900	—	2.89%
Columbia Gas Transmission Corporation	—	254,304	2.89%
EnergyUSA-TPC Corp.	36,455	13,489	2.89%

Exhibit #3
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item # 11

		Guarantees
		Issued During
		Second Quarter 2005
Guarantor	Subsidiary	(in thousands)	Purpose

NiSource Inc.	NiSource Finance Corp.	43,679	Guarantee interest rate risk/payment

Exhibit #4
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$16,366,973
Accumulated depreciation and amortization	(7,416,015)

Net Utility Plant	8,950,958

Other property, at cost, less accumulated depreciation	423,154

Net Property, Plant and Equipment	9,374,112

Investments:
Assets of discontinued operations and assets held for sale	34,763
Unconsolidated affiliates	67,141
Other investments	116,922

Total Investments	218,826

Current Assets:
Cash and cash equivalents	258,210
Restricted cash	31,770
Accounts receivable and unbilled revenue — less reserve	474,345
Gas inventory	213,814
Underrecovered gas and fuel costs	85,562
Material and supplies, at average cost	73,569
Electric production fuel, at average cost	32,756
Price risk management asset	97,189
Exchange gas receivable	195,454
Regulatory assets	166,149
Prepayments and other	101,661

Total Current Assets	1,730,479

Other Assets:
Price risk management asset	193,295
Regulatory assets	566,040
Goodwill	3,677,247
Intangible assets	512,988
Deferred charges and other	185,923

Total Other Assets	5,135,493

Total Assets	$16,458,910

Exhibit #4
NiSource Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stock Equity	$4,894,926
Preferred Stocks — Series without mandatory redemption provisions	81,114
Long-term debt, excluding amounts due within one year	4,807,284

Total Capitalization	9,783,324

Current Liabilities:
Current portion of long-term debt	1,260,143
Accounts payable	390,945
Dividends declared on common and preferred stocks	63,742
Customer deposits	92,711
Taxes accrued	244,182
Interest accrued	79,688
Overrecovered gas and fuel costs	54,185
Price risk management liabilities	74,067
Exchange gas payable	254,029
Current deferred revenue	29,104
Regulatory liabilities	29,098
Accrued liability for postretirement and pension benefits	89,698
Other accruals	341,645

Total current liabilities	3,003,237

Other:
Price risk management liabilities	6,334
Deferred income taxes	1,624,581
Deferred investment tax credits	73,987
Deferred credits	64,992
Non-current deferred revenue	76,916
Accrued liability for postretirement and pension benefits	423,866
Preferred stock liabilities with mandatory redemption provisions	635
Liabilities of discontinued operations	277
Regulatory liabilities and other removal costs	1,205,399
Other noncurrent liabilities	195,362

Total other	3,672,349

Total Capitalization and Liabilities	$16,458,910

Exhibit #5
Columbia Energy Group
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant and Equipment
Utility Plant	$8,437,841
Accumulated depreciation and amortization	(3,789,326)

Net utility plant	4,648,515

Other property, at cost, less accumulated depreciation	10,848

Net Property, Plant and Equipment	4,659,363

Investments and Other Assets
Assets of discontinued operations and assets held for sale	16,957
Unconsolidated affiliates	47,539
Other investments	50,893

Total Investments	115,389

Current Assets
Cash and cash equivalents	170,388
Restricted cash	1,923
Accounts receivable and unbilled revenue — less reserve	574,821
Gas inventory	115,938
Underrecovered gas and fuel costs	59,473
Materials and supplies, at average cost	18,389
Price risk management assets	63,708
Exchange gas receivable	167,805
Regulatory assets	121,030
Prepayments and other	48,001

Total Current Assets	1,341,476

Other Assets
Price risk management assets	148,209
Regulatory assets	348,028
Intangible assets	772
Deferred charges and other	142,754

Total Other Assets	639,763

Total Assets	$6,755,991

Exhibit #5
Columbia Energy Group
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization
Common Stock Equity	$2,845,733
Long-term debt, excluding amounts due within one year	1,075,714

Total Capitalization	3,921,447

Current Liabilities
Current portion of long-term debt	281,923
Accounts payable	185,349
Customer accounts receivable credit balances and deposits	44,846
Taxes accrued	178,508
Interest accrued	11,858
Overrecovered gas and fuel costs	25,958
Price risk management liabilities	2,287
Exchange gas payable	253,024
Current deferred revenue	24,394
Regulatory liabilities	24,109
Accrued liability for postretirement and postemployment benefits	33,642
Other accruals	206,224

Total Current Liabilities	1,272,122

Other Liabilities and Deferred Credits
Deferred income taxes	854,564
Deferred investment tax credits	24,771
Deferred credits	41,782
Noncurrent deferred revenue	74,097
Accrued liability for postretirement and postemployment benefits	79,131
Regulatory liabilities and other cost of removal	371,874
Other noncurrent liabilities	116,203

Total Other	1,562,422

Commitments and Contingencies	—

Total Capitalization and Liabilities	$6,755,991

Exhibit #6
Northern Indiana Public Service Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$6,782,054
Accumulated depreciation and amortization	(3,284,927)

Net Utility Plant	3,497,127

Other property and investments	2,274

Current Assets:
Cash and cash equivalents	4,048
Restricted cash	804
Accounts receivable and unbilled revenue — less reserve	101,057
Underrecovered fuel costs	9,454
Material and supplies, at average cost	48,880
Electric production fuel, at average cost	32,756
Natural gas in storage, at last in, first-out cost	46,924
Price risk management assets	5,497
Regulatory assets	30,675
Prepayments and other	38,791

Total Current Assets	318,886

Other Assets:
Regulatory assets	173,293
Intangible assets	31,073
Deferred charges and other	7,054

Total Other Assets	211,420

Total Assets	$4,029,707

Exhibit #6
Northern Indiana Public Service Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$1,246,253
Preferred Stocks — Series without mandatory redemption provisions	81,114
Long-term debt, excluding amount due within one year	772,944

Total Capitalization	2,100,311

Current Liabilities:
Current portion of long-term debt	34,000
Short-term borrowings	22,713
Accounts payable	134,149
Dividends declared on common and preferred stock	1,052
Customer deposits	58,580
Taxes accrued	62,818
Interest accrued	3,204
Overrecovered gas and fuel costs	26,004
Price risk management liabilities	59
Regulatory liabilities	158
Accrued liability for postretirement and pension benefits	22,028
Other accruals	51,943

Total current liabilities	416,708

Other:
Deferred income taxes	442,165
Deferred investment tax credits	46,711
Deferred credits	3,633
Accrued liability for postretirement and pension benefits	250,058
Preferred stock liabilities with mandatory redemption provisions	635
Regulatory liabilities and other removal costs	734,965
Other noncurrent liabilities	34,521

Total other	1,512,688

Total Capitalization and Liabilities	$4,029,707

Exhibit #7
Bay State Gas Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$972,496
Accumulated depreciation and amortization	(262,917)

Net Utility Plant	709,579

Other property and investments	1,709

Investments:
Unconsolidated affiliates	34

Total Investments	34

Current Assets:
Cash and cash equivalents	2,429
Accounts receivable and unbilled revenue — less reserve	91,982
Gas Inventory	38,545
Underrecovered gas and fuel costs	16,115
Material and supplies, at average cost	4,767
Price risk management asset	1,091
Exchange gas receivable	24,147
Regulatory assets	14,311
Prepayments and other	2,167

Total Current Assets	195,554

Other Assets:
Price risk management asset	35
Regulatory assets	47,011
Intangible assets	454,855
Deferred charges and other	10,040

Total Other Assets	511,941

Total Assets	$1,418,817

Exhibit #7
Bay State Gas Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$574,406
Long-term debt excluding amt due within one year	242,666

Total Capitalization	817,072

Current Liabilities:
Current portion of long-term debt	833
Short-term borrowings	76,757
Accounts payable	51,944
Customer deposits	4,240
Taxes accrued	8,914
Interest accrued	1,112
Regulatory liabilities	2,687
Other accruals	35,777

Total current liabilities	182,264

Other:
Deferred income taxes	291,539
Deferred investment tax credits	1,881
Accrued liability for postretirement and pension benefits	23,200
Regulatory liabilities and other removal costs	98,926
Other noncurrent liabilities	3,935

Total other	419,481

Total Capitalization and Liabilities	$1,418,817

Exhibit #8
Northern Utilities, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$189,124
Accumulated depreciation and amortization	(47,841)

Net Utility Plant	141,283

Other property and investments	1,634

Investments:
Unconsolidated affiliates	2

Total Investments	2

Current Assets:
Cash and cash equivalents	1,385
Accounts receivable and unbilled revenue — less reserve	14,304
Gas inventory	908
Underrecovered gas and fuel costs	3,632
Material and supplies, at average cost	1,095
Price risk management asset	1,091
Exchange gas receivable	16,003
Regulatory assets	754
Prepayments and other	331

Total Current Assets	39,503

Other Assets:
Price risk management asset	35
Regulatory assets	16,289
Intangible assets	79,027
Deferred charges and other	255

Total Other Assets	95,606

Total Assets	$278,028

Exhibit #8
Northern Utilities, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$117,342
Long-term debt excluding amt due within one year	64,167

Total Capitalization	181,509

Current Liabilities:
Current portion of long-term debt	833
Accounts payable	10,743
Customer deposits	1,079
Taxes accrued	1,620
Interest accrued	134
Regulatory liabilities	1,616
Other accruals	7,934

Total current liabilities	23,959

Other:
Deferred income taxes	53,319
Deferred investment tax credits	202
Accrued liability for postretirement and pension benefits	2,741
Regulatory liabilities and other removal costs	13,158
Other noncurrent liabilities	3,140

Total other	72,560

Total Capitalization and Liabilities	$278,028

Exhibit #9
Kokomo Gas and Fuel Company
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$58,226
Accumulated depreciation and amortization	(34,873)

Net Utility Plant	23,353

Investments:
Unconsolidated affiliates	5

Total Investments	5

Current Assets:
Cash and cash equivalents	3,282
Accounts receivable and unbilled revenue — less reserve	11,696
Gas Inventory	719
Material and supplies, at average cost	406
Price risk manangement assets	1,121
Prepayments and other	4

Total Current Assets	17,228

Other Assets:
Goodwill	5,539
Intangible assets	159
Deferred charges and other	390

Total Other Assets	6,088

Total Assets	$46,674

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$30,953

Total Capitalization	30,953

Current Liabilities:
Accounts payable	2,031
Customer deposits	573
Taxes accrued	540
Interest accrued	163
Overrecovered gas and fuel costs	2,223
Regulatory liabilities	1,121
Other accruals	2,288

Total current liabilities	8,939

Other:
Deferred income taxes	4,027
Deferred investment tax credits	375
Accrued liability for postretirement and pension benefits	1,848
Regulatory liabilities and other removal costs	292
Other noncurrent liabilities	240

Total other	6,782

Total Capitalization and Liabilities	$46,674

Exhibit #10
Northern Indiana Fuel and Light Company, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$58,777
Accumulated depreciation and amortization	(25,630)

Net Utility Plant	33,147

Other property and investments	658

Current Assets:
Cash and cash equivalents	7,040
Accounts receivable and unbilled revenue — less reserve	16,361
Gas inventory	3,237
Underrecovered gas and fuel costs	521
Material and supplies, at average cost	315
Price risk management assets	1,022
Prepayments and other	65

Total Current Assets	28,561

Other Assets:
Regulatory assets	62
Goodwill	13,307
Intangible assets	591
Deferred charges and other	127

Total Other Assets	14,087

Total Assets	$76,453

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$55,104

Total Capitalization	55,104

Current Liabilities:
Accounts payable	3,986
Customer deposits	170
Taxes accrued	623
Interest accrued	30
Regulatory liabilities	1,022
Other accruals	308

Total current liabilities	6,139

Other:
Deferred income taxes	6,140
Deferred investment tax credits	232
Accrued liability for postretirement and pension benefits	8,162
Regulatory liabilities and other removal costs	181
Other noncurrent liabilities	495

Total other	15,210

Total Capitalization and Liabilities	$76,453

Exhibit #11
Columbia Gas of Kentucky, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$243,665
Accumulated depreciation and amortization	(86,609)

Net Utility Plant	157,056

Current Assets:
Cash and cash equivalents	3,485
Restricted Cash	249
Accounts receivable and unbilled revenue — less reserve	26,617
Gas inventory	24,975
Material and supplies, at average cost	43
Price risk management assets	103
Exchange gas receivable	261
Regulatory assets	487
Prepayments and other	880

Total Current Assets	57,100

Other Assets:
Regulatory assets	2,252
Deferred charges and other	1,337

Total Other Assets	3,589

Total Assets	$217,745

Exhibit #11
Columbia Gas of Kentucky, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$79,917
Long-term debt excluding amt due within one year	28,290

Total Capitalization	108,207

Current Liabilities:
Current portion of long-term debt	13,842
Accounts payable	10,541
Customer deposits	2,814
Taxes accrued	6,045
Interest accrued	75
Overrecovered gas and fuel cost	9,083
Price risk management liabilities	77
Exchange gas payable	13,761
Regulatory liabilities	333
Accrued liability for postretirement and pension benefits	989
Other accruals	4,520

Total current liabilities	62,080

Other:
Deferred income taxes	15,496
Deferred investment tax credits	1,073
Accrued liability for postretirement and pension benefits	1,517
Regulatory liabilities and other removal costs	24,218
Other noncurrent liabilities	5,154

Total other	47,458

Total Capitalization and Liabilities	$217,745

Exhibit #12
Columbia Gas of Ohio, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$1,651,537
Accumulated depreciation and amortization	(591,100)

Net Utility Plant	1,060,437

Other property and investments	1,270

Current Assets:
Cash and cash equivalents	24,424
Accounts receivable and unbilled revenue — less reserve	82,791
Gas inventory	65,676
Underrecovered gas and fuel costs	59,473
Material and supplies, at average cost	763
Exchange gas receivable	5,691
Regulatory assets	106,341
Prepayments and other	13,220

Total Current Assets	358,379

Other Assets:
Regulatory assets	228,463
Intangible assets	360
Deferred charges and other	77,586

Total Other Assets	306,409

Total Assets	$1,726,495

Exhibit #12
Columbia Gas of Ohio, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$532,456
Long-term debt excluding amt due within one year	247,254

Total Capitalization	779,710

Current Liabilities:
Current portion of long-term debt	60,337
Accounts payable	115,869
Customer deposits	11,972
Taxes accrued	85,393
Interest accrued	1,040
Price risk management liabilities	1,412
Exchange gas payable	83,552
Regulatory liabilities	18,226
Accrued liability for postretirement and pension benefits	11,864
Other accruals	91,389

Total current liabilities	481,054

Other:
Deferred income taxes	176,797
Deferred investment tax credits	13,999
Accrued liability for postretirement and pension benefits	31,880
Regulatory liabilities and other removal costs	187,948
Other noncurrent liabilities	55,107

Total other	465,731

Total Capitalization and Liabilities	$1,726,495

Exhibit #13
Columbia Gas of Pennsylvania, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$724,424
Accumulated depreciation and amortization	(243,453)

Net Utility Plant	480,971

Other property and investments	8

Current Assets:
Cash and cash equivalents	8,436
Accounts receivable and unbilled revenue — less reserve	90,678
Gas inventory	15,703
Material and supplies, at average cost	487
Price risk management assets	338
Exchange gas receivable	30,472
Regulatory assets	5,130
Prepayments and other	366

Total Current Assets	151,610

Other Assets:
Price risk management assets	3,090
Regulatory assets	65,477
Intangible assets	36
Deferred charges and other	2,366

Total Other Assets	70,969

Total Assets	$703,558

Exhibit #13
Columbia Gas of Pennsylvania, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$233,965
Long-term debt excluding amt due within one year	157,372

Total Capitalization	391,337

Current Liabilities:
Current portion of long-term debt	27,843
Accounts payable	41,325
Customer deposits	3,027
Taxes accrued	16,209
Interest accrued	5
Overrecovered gas and fuel cost	2,030
Price risk management liabilities	692
Exchange gas payable	42,731
Regulatory liabilities	606
Accrued liability for postretirement and pension benefits	3,543
Other accruals	25,446

Total current liabilities	163,457

Other:
Deferred income taxes	115,930
Deferred investment tax credits	6,605
Accrued liability for postretirement and pension benefits	8,937
Regulatory liabilities and other removal costs	12,127
Other noncurrent liabilities	5,165

Total other	148,764

Total Capitalization and Liabilities	$703,558

Exhibit #14
Columbia Gas of Virginia, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$537,916
Accumulated depreciation and amortization	(124,883)

Net Utility Plant	413,033

Current Assets:
Cash and cash equivalents	11,625
Restricted cash	447
Accounts receivable and unbilled revenue — less reserve	27,244
Gas inventory	8,021
Material and supplies, at average cost	992
Exchange gas receivable	5,336
Regulatory assets	187
Prepayments and other	2,572

Total Current Assets	56,424

Other Assets:
Price risk management assets	233
Regulatory assets	3,258
Intangible assets	45
Deferred charges and other	15,127

Total Other Assets	18,663

Total Assets	$488,120

Exhibit #14
Columbia Gas of Virginia, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$201,095
Long-term debt excluding amt due within one year	117,340

Total Capitalization	318,435

Current Liabilities:
Current portion of long-term det	12,835
Short-term borrowings	1,451
Accounts payable	24,505
Customer deposits	6,743
Taxes accrued	6,287
Interest accrued	117
Overrecovered gas and fuel costs	10,241
Price risk management liabilities	7
Exchange gas payable	6,930
Regulatory liabilities	286
Accrued liability for postretirement and pension benefits	2,341
Other accruals	6,641

Total current liabilities	78,384

Other:
Deferred income taxes	38,042
Deferred investment tax credits	1,719
Accrued liability for postretirement and pension benefits	5,296
Regulatory liabilities and other removal costs	20,083
Other noncurrent liabilities	26,161

Total other	91,301

Total Capitalization and Liabilities	$488,120

Exhibit #15
Columbia Gas of Maryland, Inc.
Quarterly Report Under Rule 24 of the
Public Utility Holding Company Act of 1935
File No. 70-10169
Item #15

As of June 30, (in thousands)	2005

ASSETS
Property, Plant, and Equipment:
Utility plant	$89,538
Accumulated depreciation and amortization	(27,146)

Net Utility Plant	62,392

Other property and investments	1

Current Assets:
Cash and cash equivalents	2,261
Restricted cash	208
Accounts receivable and unbilled revenue — less reserve	11,409
Gas inventory	1,563
Material and supplies, at average cost	288
Exchange gas receivable	2
Regulatory assets	214
Prepayments and other	1,633

Total Current Assets	17,578

Other Assets:
Regulatory assets	1,417
Deferred charges and other	87

Total Other Assets	1,504

Total Assets	$81,475

CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder’s equity	$26,317
Long-term debt excluding amt due within one year	16,480

Total Capitalization	42,797

Current Liabilities:
Current portion of long-term debt	2,495
Accounts payable	3,478
Customer deposits	438
Taxes accrued	2,478
Interest accrued	6
Overrecovered gas and fuel costs	4,604
Price risk management liabilities	99
Exchange gas payable	1,162
Regulatory liabilities	58
Accrued liability for postretirement and pension benefits	586
Other accruals	1,248

Total current liabilities	16,652

Other:
Deferred income taxes	6,628
Deferred investment tax credits	623
Accrued liability for postretirement and pension benefits	901
Regulatory liabilities and other removal costs	13,259
Other noncurrent liabilities	615

Total other	22,026

Total Capitalization and Liabilities	$81,475